SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 2 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,699,209 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,699,209 (1)

11.	Aggregate amount beneficially owned by each reporting person 4,699,209 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of shares of Universal Technical Institute, Inc.’s (“UTI” or the “Issuer”) common stock, $0.0001 par value per share (the “Common Shares”) that could currently be obtained upon conversion of UTI’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by Coliseum Capital Partners, L.P. (“CCP”) and a separate account managed by Coliseum Capital Management, LLC (the “Separate Account”, and together with CCP, the “Coliseum Holders”). Does not include 8,052,142 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps (as such terms are defined in Item 4 below of this Schedule 13D) that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons (as defined in in this Schedule 13D) may be converted into 5,309,539 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by the Issuer that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 3 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,865,653 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,865,653 (1)

11.	Aggregate amount beneficially owned by each reporting person 3,865,653 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by CCP. Does not include 6,623,836 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps that are held by CCP. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,539 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 4 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,865,653 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,865,653 (1)

11.	Aggregate amount beneficially owned by each reporting person 3,865,653 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.6% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by CCP. Does not include 6,623,836 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps that are held by CCP. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,539 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 5 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 6 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Holdings I, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 7 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 8 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 305,165 (1)
	8.	Shared voting power 4,699,209 (2)
	9.	Sole dispositive power 305,165(1)
	10.	Shared dispositive power 4,699,209 (2)

11.	Aggregate amount beneficially owned by each reporting person 5,004,374 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.3% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Consists of 6,186 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by Mr. Gray and his spouse and 298,979 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by a trust of which Mr. Gray has investment and voting control.

(2)

Consists of 4,699,209 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by the Coliseum Holders. Does not include 8,052,142 Common Shares (or the voting equivalent thereof) subject to the Continuing Caps that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,539 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 9 of 15

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 305,165 (1)
	8.	Shared voting power 4,699,209 (2)
	9.	Sole dispositive power 305,165(1)
	10.	Shared dispositive power 4,699,209 (2)

11.	Aggregate amount beneficially owned by each reporting person 5,004,374 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.3% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Consists of 6,186 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by Mr. Shackelton and 298,979 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by a trust of which Mr. Shackelton has investment and voting control.

(2)

Consists of 4,699,209 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by the Coliseum Holders. Does not include 8,052,142 Common Shares (or the voting equivalent thereof) subject to the Continuing Caps that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,539 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 10 of 15

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed on March 21, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Coliseum Holdings I, LLC (“CHI”), Coliseum Capital Co-Invest, L.P. (“CCC”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (“UTI”), a corporation organized under the laws of Delaware, as amended by Amendment No. 1 filed with the SEC on June 28, 2016 and Amendment No. 2 filed with the SEC on December 19, 2019 (the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, collectively, the “Amended Schedule 13D”).

Pursuant to the internal Distributions, the Investment Management Agreement Amendment and the Good Faith Determination (as defined and described below), effective as of September 14, 2020, and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction. As a result of these transactions, CHI, CCP2 and CCC are no longer beneficial owners of any of UTI’s Common Shares.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D. Any capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Distributions

On September 14, 2020, CHI, the record owner of 700,000 shares of Series A Preferred Stock of UTI (the “Shares of Series A Preferred Stock”) distributed the Shares of Series A Preferred Stock to its four members, CCP, CCP2, CCC and a separate account investment advisory client of CCM (the “Separate Account”). Following this distribution, CCP2 and CCC distributed the Shares of Series A Preferred Stock it received to their respective limited partners. We refer to these distributions as the “Distributions.” Mr. Gray and Mr. Shackelton received Shares of Series A Preferred Stock from each of CCP2 and CCC in their capacities as limited partners thereof.

Following the Distributions, Mr. Gray and a trust over which he exercises voting and investment control held 10,162 Shares of Series A Preferred Stock; Mr. Shackelton and a trust over which he exercises voting and investment control held 10,162 Shares of Series A Preferred Stock; CCP held 349,300 Shares of Series A Preferred Stock and the Separate Account held 131,320 Shares of Series A Preferred Stock.

The Investment Management Account Amendment

Prior to the Distributions, CCM had voting and investment control over certain securities owned in the Separate Account. In connection with the Distribution, CCM and the client owner of the Separate Account amended the investment management account (the “Investment Management Account Amendment”) to eliminate voting and dispositive authority over 56,000 shares of Series A Preferred Stock of UTI. As a result, the Reporting Persons disclaim beneficial ownership of such securities. Pursuant to the Investment Management Account Amendment, CCM retains voting and dispositive authority over 75,320 shares of Series A Preferred Stock of UTI held in the Separate Account.

Limitations on Conversion and Voting of Series A Preferred Stock:

Prior the Distributions, the Reporting Persons beneficially owned an aggregate of 700,000 shares of Series A Preferred Stock.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 11 of 15

The conversion of our Series A Preferred Stock into Common Shares is subject to important limitations set forth in the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”). The Certificate of Designations provides that prior to the receipt of Regulatory Approval (as defined below) or a good faith determination by UTI that Regulatory Approval is not required, the Series A Preferred Stock may only be converted to the extent that the amount of shares of Common Shares issued pursuant to such conversion, in the aggregate, is less than or equal to four and ninety-nine one-hundredths percent (4.99%) of the Common Shares outstanding at the close of business on June 24, 2016 (the “Conversion Cap”). The Series A Preferred Stock is entitled to vote with the holders of Common Shares (and any other class or series similarly entitled to vote with the holders of Common Shares) and not as a separate class, at any annual or special meeting of stockholders; provided, however, that, prior to the receipt of Regulatory Approval, the voting power of the Series A Preferred Stock and any Common Shares issued upon conversion of the Series A Preferred Stock may not exceed four and ninety-nine one-hundredths percent (4.99%) of the aggregate voting power of all voting stock outstanding on June 24, 2016 (the “Voting Cap”). The Certificate of Designations defines “Regulatory Approval” as (i) the approvals by the holders of Common Shares that are required under the listing standards of the NYSE, including NYSE Listed Company Manual Section 312.03, and (ii) the approval of any person, entity, or organization that engages in granting or withholding educational approvals for, administers financial assistance to or for students of, or otherwise regulates private postsecondary schools, including without limitation the Department of Education, any state education department or agency, any guaranty agency, and any institutional accreditation agency, in each case, as applicable, to remove the Voting Cap and the Conversion Cap (collectively, the “Regulatory Approval”). As of June 24, 2016, UTI had 24,553,644 shares of Common Shares outstanding, resulting in a Conversion Cap and a Voting Cap equal to 1,225,226 Common Shares without Regulatory Approval. On February 27, 2020, at the annual meeting of stockholders of UTI, UTI’s stockholders approved the removal of the Voting Cap and Conversion Cap.

In August 2020, Coliseum Holdings notified the Issuer of the proposed Distributions. In connection with the Distributions, Coliseum Holdings requested that the Issuer’s Board make a good faith determination that, upon completion of the Distributions, Education Regulatory Approval is not required to remove the Conversion Cap and the Investor Voting Cap. On August 25, 2020, the Issuer’s Board determined (the “Good Faith Determination”) that: (i) no Education Regulatory Approval would be required to remove the Conversion Cap and the Investor Voting Cap with respect to the shares of Series A Preferred Stock acquired in the Distributions by parties other than the Reporting Persons; and (ii) as to the shares of Series A Preferred Stock held by the Reporting Persons, no Education Regulatory Approval is required prior to the Reporting Persons (A) converting a number of shares of Series A Preferred Stock into common stock provided that the number of shares of common stock issued pursuant to such conversion, in the aggregate, is less than or equal to 9.9% of the number of shares of common stock outstanding on an as converted basis on the date of the Distributions, and (B) voting a number of shares of Series A Preferred Stock provided that the voting power of such shares of Series A Preferred Stock and any shares of common stock issued upon conversion of such shares of Series A Preferred Stock is less than or equal to 9.9% of the voting power of the common stock on the date of the Distributions (the foregoing limitations, the “Continuing Caps”).

Education Regulatory Approval will continue to be required for, and the Continuing Caps will remain in place with respect to, the shares of Series A Preferred Stock acquired by the Reporting Persons in the Distributions to the extent such shares, on an as converted basis, represent in excess of 9.9% of the Company’s common stock and voting power as of the date of the Distributions.

The calculations relating to the Company’s outstanding common stock and voting power for purposes of the Conversion Cap, the Voting Cap and the Continuing Caps are different from the SEC’s beneficial ownership definition. Accordingly, the beneficial ownership amounts presented in this Schedule 13D are not indicative of the voting power of the Shares of Series A Preferred Stock held by the Reporting Persons.

As a result of the Good Faith Determination, the 199,056 Shares of Series A Preferred Stock distributed by CCP2 and CCC to their limited partners (other than Mr. Gray and Mr. Shackelton) may be converted into Common Shares, the 56,000 Shares of Series A Preferred Stock held by the Separate Account that are not subject to the investment management agreement may be converted into Common Shares, and the holders of such Shares of Series A Preferred Stock may vote their Shares of Series A Preferred Stock in accordance with the Certificate of Designation.

As a result of the Good Faith Determination, Shares of Series A Preferred Stock held by the Reporting Persons may be converted into 5,309,539 Common Shares in the aggregate and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required. The Reporting Persons have the right to request that such approval or a good faith determination that such approval is not required at any time.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 12 of 15

Lock-up Agreement

On September 14, 2020, upon receipt of the Good Faith Determination, CCP, Mr. Shackelton and Mr. Gray each executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, they agreed for a period of 180 days from the date of the Distributions not to, without the prior written consent of the Company (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a “Disposition”) the Shares of Series A Preferred Stock (as defined in the Lock-Up Agreements) or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, the Shares of Series A Preferred Stock held by the undersigned, or that may be deemed to be beneficially owned by the undersigned (collectively, the “Lock-Up Shares”), pursuant to the Rules and Regulations (as defined in the Lock-Up Agreements) promulgated under the Securities Act of 1933, as amended (the “Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period commencing on the date hereof and ending 180 days after the date of the Underwriting Agreement, inclusive (the “Lock-Up Period”), (ii) during the Lock-Up Period, exercise or seek to exercise or effectuate in any manner any rights of any nature that the undersigned has or may have hereafter to require the Company to register under the Act the undersigned’s Disposition of any of the Lock-Up Shares held by the undersigned, (iii) otherwise participate as a selling securityholder in any manner in any registration of Lock-Up Shares effected by the Company under the Act, including under the Registration Statement, during the Lock-Up Period, or (iv) engage in any hedging, collar (whether or not for any consideration) or other transaction that is designed to or reasonably expected to lead to or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than such holder, and such prohibited hedging or other transactions would include any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any Lock-Up Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Lock-Up Shares.

Joinder to Registration Rights Agreement

On June 24, 2016, the Issuer and CH1 entered into a registration rights agreement (the “Registration Rights Agreement”) that will, among other things and subject to certain exceptions, require the Issuer, upon the request of the holders of the Series A Preferred Stock to register the Common Shares issuable upon conversion of the Series A Preferred Stock. Pursuant to the terms of the Registration Rights Agreement, the costs incurred in connection with such registrations will be borne by the Issuer.

Pursuant to the terms of the Registration Rights Agreement, upon transfer of the Shares of Series A Preferred Stock by CH1 to CCP, and by CCP2 and CCC to Mr. Gray and Mr. Shackelton, each of CCP, Mr. Gray and Mr. Shackelton joined the Registration Rights Agreement as holders thereunder pursuant to a Joinder to the Registration Rights Agreement (the “Registration Rights Joinder”) dated as of September 14, 2020.

The foregoing summaries of the Registration Rights Agreement and the Registration Rights Joinder are qualified in their entirety by the Registration Rights Agreement, a copy of which was filed as Exhibit 4 to Amendment No. 1 to the Schedule 13D and incorporated herein by reference and the Registration Rights Joinder, a copy of which is filed as Exhibit 4 to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of UTI.

Sections (a)-(b) of the Amended Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 32,610,691 Common Shares outstanding as of July 31, 2020, as reported in UTI’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, as filed with the SEC on August 7, 2020.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 13 of 15

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

(c) See Item 4 and Item 6 above.

Section (e) of Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The information in Item 4 is incorporated by herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby supplemented to add the following as exhibits:

4.	Registration Rights Agreement Joinder, dated as of September 14, 2020, by CCP, Adam Gray, Christopher Shackelton and the Separate Account (filed herewith).

99.	Lock-Up Agreements dated September 14, 2020 by CCP, Adam Gray, Christopher Shackelton and the Separate Account with UTI (filed herewith).

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: September 16, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM HOLDINGS I, LLC		COLISEUM CAPITAL CO-INVEST, L.P.

By:	Coliseum Capital Management, LLC, its Manager	By:	Coliseum Capital, LLC, General Partner

		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 15 of 15

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

DATE: September 16, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM HOLDINGS I, LLC		COLISEUM CAPITAL CO-INVEST, L.P.

By:	Coliseum Capital Management, LLC, its Manager	By:	Coliseum Capital, LLC, General Partner

		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact